SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-36073

                  Enzymotec Ltd.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”) hereby reports that following the February 2016 arbitration award relating to the arbitration proceedings between the Company and AarhusKarlshamn AB (“AAK”), a Sweden-based, global producer of specialty oils, which were held in Amsterdam, the Netherlands, under the auspices of the International Chamber of Commerce (the ICC), AAK submitted a request to the arbitration tribunal for an additional award.  In its February award the arbitration tribunal determined that the Company's disclosures in connection with its initial public offering did not constitute a material or an intentional breach of the joint venture agreement between the Company and AAK, and accordingly denied all of AAK's requests for declaratory relief. The tribunal held that because there was neither a material nor intentional breach, it did not need to address the question of whether or not there was any breach of the joint venture agreement.  In its recent request, AAK suggests that the tribunal was nevertheless required to specifically rule as to whether or not the Company's actions constituted a breach of the joint venture agreement.

The Company intends to object to the request. The Company also notes that to date, more than two years after the relevant disclosures were made, AAK has not alleged any damages caused by those disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

Dated: March 15, 2016